

Mail Stop 3720

April 10, 2007

Franco Perrotta
President and Director
c/o CSC Services of Nevada, Inc.
502 E. John Street
Carson City, NV 89706

> **Re:** **Legend Marketing, Corp.**
> **Registration Statement on Form SB-2**
> **Filed March 12, 2007**
> **File No. 333-141222**

Dear Mr. Perrotta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please update your financial statements in your next amendment to Form SB-2. Refer to Item 310(g) of Regulation S-B.

Prospectus Summary, page 5

2. Please state here:

    - the particular role your business plays in magazine and print media promotion and marketing, that is, that you provide direct mail companies with the addresses of magazine subscribers and strive to increase the

Mr. Perrotta
Legend Marketing, Corp.
April 10, 2007
Page 2

number of subscribers of any magazine clients, as you state on page 20;

- the number of clients that you currently have and whether you have any exclusive arrangements to market and promote their magazines;

- that, if true, your only client contract expires in 2007; and

- the amount of your net loss as of the end of your most recently-completed fiscal year.

3.   Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Risk Factors, page 6

4.   Include a risk factor that discusses any risk associated with your new responsibilities, expenses and so on, related to your becoming a public company, or tell us in your response letter why you believe such a risk factor is not necessary.

We depend on Franco Perrotta as the director and officer of our company…, page 9

5.   To assist investors in realizing the extent of the risk, also mention that your business currently is operated out of Mr. Perotta's personal residence free of charge, as you later state on page 19, and that you anticipate he will continue to be your only employee for the near future, as you later state on page 21.

Use of Proceeds, page 12

6.   Disclose here how you used, or plan to use, any cash proceeds you received from the sales of the common stock to the selling stockholders.

7.   Please reconcile the disclosure in this section with the table on page 34 indicating a total of $33,112.12 in estimated offering expenses.

Plan of Distribution, page 15

8.   If a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit

to your registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

Directors, Executive Officers, Promoters and Control Persons, page 17

9.   Tell us in your response letter whether Mr. Perrotta has served as an executive officer, director or promoter of any public companies, including Tryx Ventures, now known as MGN Technologies. If he has so served, revise your disclosures to include his involvement with such companies as required by Regulation S-B Item 401. Ensure that you have included all disclosure required by the Item.

Description of Business, page 20

10.   We note that you include industry research for estimated data cited throughout the document, such as those provided by Comag Marketing Group and Statistics Canada. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

11.   Tell us in your response letter who owns the publisher of Nuvo magazine and whether you or any of your past or current executive officers have been affiliated with the publisher or its owner(s).

12.   We note your plan to enter into promotion and marketing agreements with other magazines. Disclose the efforts management has undertaken thus far in seeking out additional clients. Discuss the specific steps that management will undertake to identify potential clients and develop relationships with them within the next twelve months.

13.   You make reference to your website in your risk factor discussion on page 8. Disclose your website address, if available. See Item 101(c)(3) of Regulation S-B.

Management's Discussion and Analysis, page 22

14.   Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. As part of your discussion, disclose

your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs in addition to the costs of your growth and other plans described in your business section and on page 24. We note your discussion of expenses on page 24, but it is not apparent whether you have considered public company reporting and other costs. Further, discuss the reasons for going public at this time in the company's development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

Liquidity and Capital Resources, page 24

15. We note that your existing funds and revenue from operations will only be sufficient to satisfy your cash requirements for the next two to four months and that you will require additional financing. Disclose to what extent you have investigated additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

Market for Common Equity and Related Stockholders Matters, page 27

16. You state that, "[a]s of the date of this registration statement, persons who are our affiliates hold 5,525,000 shares of our common stock that may be sold pursuant to Rule 144 after February 22, 2004" and that "Rule 144 applies to the 8,600,000 shares of our common stock…." Yet your disclosures in Item 26 on page 33 and in other parts of the prospectus suggest that you issued your first shares of common stock only in November 2004 and that you have only 5,525,000 shares of common stock outstanding. Therefore, it is not apparent that the holders of these shares of common stock could sell the shares in reliance on Rule 144 before the shares were issued to them. Further, as you state in the remainder of the fourth paragraph, it is not apparent that your affiliates may sell their shares of common stock under Rule 144 without restrictions. Please revise your disclosure accordingly and to reflect in your discussion the current number of your shares that are outstanding.

Executive Compensation, page 28

17. The board consent that you attached at the end of exhibit 10.2 suggests that you paid Mr. Baessato cash compensation for his services as a director during your fiscal year ended April 30, 2006. Yet your disclosure on page 28 suggests that you did not pay any director cash compensation during that year, other than reimbursement of expenses incurred in attending board meetings. Please revise your disclosure to discuss director compensation paid to Mr. Baessato, or tell us

in your response letter why you believe such revision is not warranted.

<u>Financial Statements and Notes</u>

<u>Consolidated Statements of Operations and Comprehensive Loss, page F-3</u>

18.   In view of your business operations in Vancouver, Canada, clarify in your disclosures your reporting and functional currency in a footnote to the financial statements and advise us.

19.   We note your disclosures in Note 2 (page F-8) that you recorded the foreign currency translation within stockholders' equity. Explain to us why you recorded the foreign currency translation as an expense within income statements or revise. Similarly, explain to us why you did not report your accumulated comprehensive income/loss within consolidated statements of stockholders' equity as shown on page F-4.

<u>Note 2. Summary of Significant Accounting Policies, page F-7</u>

<u>Revenue Recognition</u>

20.   Refer to your agreement with Nuvo Magazine. Tell us and disclose the significant terms of the distribution agreement between Nuvo Magazine and you. Explain to us the revenue earning process of your subscription and advertising revenues related to this contract.

21.   Tell us and disclose the components of your costs of sales as shown in the income statements.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief